Exhibit 12.1
Celanese Corporation and Subsidiaries
Statement Re: Computation of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2010		2009		2008		2007		2006
			(In millions, except ratios)
Earnings:
Earnings (loss) from continuing operations before tax	538		251		433		437		549
Subtract
Equity in net earnings of affiliates	(168)		(99)		(172)		(150)		(162)
Add
Income distributions from equity investments	138		78		183		135		162
Amortization of capitalized interest	2		2		2		1		3
Total fixed charges	262		268		324		322		350

Total earnings as defined before combined fixed charges	772		500		770		745		902

Fixed charges:
Interest expense	204		207		261		262		294
Capitalized interest	2		2		6		9		6
Estimated interest portion of rent expense	53		49		47		41		36
Cumulative preferred stock dividends	3		10		10		10		10
Guaranteed payment to minority shareholders	—		—		—		—		4

Total combined fixed charges	262		268		324		322		350

Ratio of earnings to combined fixed charges	2.9	x	1.9	x	2.4	x	2.3	x	2.6	x